UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 000-30342

JACADA LTD.
(Translation of registrant's name into English)

8 Hasadnaot Street
Herzliya Pituach, 46728 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CONTENTS

Exchange Act Deregistration

On January 16, 2019, Jacada Ltd. (the “Company”) issued a press release announcing the Company’s intention to deregister its ordinary shares and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
(Registrant)

Date: January 16, 2019	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Jacada Ltd. on January 16, 2019 announcing Jacada’s intent to deregister its ordinary shares and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended